# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LENZ THERAPEUTICS, INC., CIK 0001815776
CUSIP: 52635N103
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 445 Marine View Ave., Ste. #320, Del Mar, California (CA), 92014
Date of event which requires filing of this statement: 11/05/2025
Amends the filing with accession number 0001104659-24-040539
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,265,106; sole dispositive power 0; shared dispositive power 4,265,106; aggregate amount beneficially owned 4,265,106 (13.6% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,265,106; sole dispositive power 0; shared dispositive power 4,265,106; aggregate amount beneficially owned 4,265,106 (13.6% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,265,106; sole dispositive power 0; shared dispositive power 4,265,106; aggregate amount beneficially owned 4,265,106 (13.6% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,373,921; sole dispositive power 0; shared dispositive power 3,373,921; aggregate amount beneficially owned 3,373,921 (10.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: LENZ THERAPEUTICS, INC.
Address of issuer's principal executive offices: 445 Marine View Ave., Ste. #320, Del Mar, California (CA), 92014
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 2 (this "Amendment No. 2" or this "13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 28, 2024 and amended on May 9, 2025 (the "Statement") by the Reporting Persons. This Amendment No. 2 is being filed to report the dilution of the Reporting Persons' beneficial ownership in the Issuer's common stock and not as a result of any acquisition or disposition of securities by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 2 is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 3,319,339 shares of common stock and 54,582 shares of common stock issuable upon the exercise of immediately exercisable warrants ("Warrants") directly held by the Fund; (ii) 694,755 shares of common stock and 10,580 shares of common stock issuable upon the exercise of immediately exercisable Warrants directly held by the RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); (iii) 164,729 shares of common stock and 5,371 shares of common stock issuable upon the exercise of immediately exercisable Warrants directly held by a separately managed account (the "Account"); and (iv) 14,250 vested stock options (right to buy) and 1,500 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Zach Scheiner for the benefit of RA Capital.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund, the Nexus Fund II and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by the Fund, the Nexus Fund II or the Account. Each of the Fund and the Nexus Fund II has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's Common Stock reported herein. Because each of the Fund and the Nexus Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund and the Nexus Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund II and the Account. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 31,289,969 shares of common stock outstanding as of October 30, 2025, as reported in the Issuer's quarterly Report on Form 10-Q filed with the SEC on November 5, 2025, and giving effect to stock options and Warrants, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days:

No. Price Per
Transaction Purchaser Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 09/21/2025 750 (1)
Vest Stock Option (Right to Buy) RA Capital 10/21/2025 750 (1)
Vest Stock Option (Right to Buy) RA Capital 11/21/2025 750 (1)(2)
Vest Stock Option (Right to Buy) RA Capital 12/21/2025 750 (1)(2)

(1) This option represents a right to purchase a total of 27,000 shares of the Issuer's common stock, which vests from March 21, 2024 in 36 equal monthly installments over three years, subject to Dr. Scheiner's continued service to the Issuer through each vesting date. These options have an exercise price of $15.05 per share.

(2) Represents future vesting options within 60 days from the filing date of this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on May 9, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (11/07/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (11/07/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (11/07/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (11/07/2025)